Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 31, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Courtney Lindsay

Re:	Fisher Wallace Laboratories, Inc. Draft Offering Statement on Form 1-A Submitted May 29, 2020 File No. 024-11229

Dear Mr. Lindsay:

On behalf of our client, Fisher Wallace Laboratories, Inc., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on September 2, 2020, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks